June 17, 2010

Mail Stop 3010

Mr. Christopher K. Davies
Chief Executive Officer
Atlas Capital Holdings, Inc.
2234 N. Federal Highway, Suite 330
Boca Raton, FL 33431

>   **Re: Micro Mammoth Solutions, Inc.**
>   **Form 10-K for the year ended June 30, 2009**
>   **Filed September 28, 2009**
>   **File No. 333-144645**

Dear Mr. Davies:

We issued comments to you on the above captioned filing on March 4, 2010**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 1, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 1, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kristi Marrone at 202-551-3429 if you have any questions.

>   Sincerely,

>   Daniel L. Gordon
>   Branch Chief